October 3, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Loan Lauren P. Nguyen

Re:	Pershing Gold Corporation f/k/a Sagebrush Gold Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 13, 2012
File No. 333-179073

Ladies and Gentlemen:

The following responds to the Comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its Comment Letter dated August 9, 2012 (the "Comment Letter") relating to the Registration Statement on Form S-1 filed January 18, 2012, as amended by Amendment No. 1 to the Registration Statement on Form S-1/A filed July 13, 2012 (the "Form S-1") by Pershing Gold Corporation f/k/a Sagebrush Gold, Ltd. (the “Company”).

The numbers set forth next to each of the paragraphs set forth below correspond to the numbers referenced in the staff’s Comments, as set forth in the Comment Letter.

General

1.
We note your response to our prior Comments 1 and 2 and reissue in part. We note that certain of your officers and directors appear to have experience in the marketing or sale or creation of start-up mining or other new companies for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changed its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission. On an individual by individual basis for each officer and director, please describe the particulars of each such transaction to include the names of the predecessor and successor companies, the business plan or purpose of the predecessor and successor companies, whether new control persons were named in connection with such transactions, the transaction dates and the applicable registration statements. We may have additional Comments.

Response:

The Company has reviewed re-issued Comment 1 and believes that its prior response, as well as the supplemental information provided below, is complete and fully responds to the points raised by the staff.  The Company believes the premise of the Comment does not depict the circumstances related to the Company and therefore the following response is intended to address the questions germane to the Company interpreting the Comment for purposes of responding within the context of the Company’s particular circumstances.  In the event that the staff has further Comments after review, a conference call may be the most appropriate means to discuss the issues.

Comment 1 rests upon the following factual assumptions recited in the Comment:

“We note that certain of your officers and directors appear to have experience in the marketing or sale or creation of start-up mining or other new companies for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changed its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.” (emphasis added).

The Staff has neither provided references to the Form S-1 regarding the matters  nor pointed to particular personnel (officer or directors)  that suggest personnel currently engaged in activities created this entity in its startup phases.  The Company does not believe the foregoing described conduct is accurate because none of the officers or directors of the company believe that they have been involved in the activities described -- being sale or creation of any start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement with the purpose of changing the business of a registrant to another business.

The present officers and directors have been involved in numerous start-up private and public company endeavors, as has been fully described in the prospectus within the requirements of Regulation S-K, however these ventures are not new or of the type depicted in the Staff’s Comment.  They are not companies marketed or sold to engage in reverse acquisitions or similar transactions wherein the resulting entity started changed its business purpose.  Rather, while many of the start-up (and mature) companies described with which the Company’s officers or directors have had prior experience may ultimately have been marketed to or acquired by such a public company, those companies have been the target of the acquisition and the named officers and directors did not create that public company nor change that public company’s mining or other business to become the target acquired company as they had no prior relationship to the early formation stage public company.

The Company has previously disclosed in its response to Comment 1, the experience of its officers and directors in start-up mining companies and will expand upon such disclosure with regards to experience of officers and directors with start-up mining companies.  Our director and former Chairman, Barry Honig, was an advisor to Green Energy Fields, Inc., the non-public Nevada corporation that engaged in a transaction with American Energy Fields, Inc. n/k/a Continental Resources Group, Inc. on December 24, 2009.  Upon the closing of the share exchange, Continental assumed the business of Green Energy and began conducting operations as a development stage junior uranium mining company and there was a change in management.  Mr. Honig neither formed nor marketed the start-up predecessor of American Energy Fields/Continental Resources Group as it was known through November 2009.

Mr. Honig was an investor and advisor to Silver Horn Mining Ltd.  Silver Horn engaged in a transaction in 2005 with Eclips Media Technologies, Inc.  In 2011, the Company changed its name to Silver Horn Mining Ltd., discontinued its prior operations and focused its business strategy on the mining and exploration of silver.   Mr. Honig neither formed nor marketed the start-up predecessor of Eclips Media Technologies, Inc./Silver Horn Mining Ltd. through August 2005.

Mr. Honig was an investor in Standard Gold Corp., a private development stage junior gold exploration company that engaged in a transaction with Bullfrog Gold Corp.    Mr. Honig neither formed nor marketed the start-up predecessor to Bullfrog Gold Corp. through July 2011.Mr. Honig was also an investor in Valor Gold Corp. and American Strategic Minerals Corporation, described below.

David Rector, our director, is a director of Valor Gold Corp., a development stage junior gold exploration company.  On May 24 2012, Valor Gold entered into a transaction with Red Battle Corp., the Company’s then-wholly owned subsidiary, which is the owner of 100% of the outstanding membership interests of Arttor Gold LLC and Noble Effort Gold LLC. Valor Gold assumed the business of Red Battle and began conducting operations as a development stage junior exploration gold mining company and there was a change in management, including the appointment of Mr. Rector to Valor Gold’s board of directors.  Mr. Rector neither formed nor marketed the start-up predecessor to Valor Gold Corp. through March 2012.

Mr. Rector is a director of American Strategic Minerals Corporation.  On January 26, 2012, American Strategic, a Nevada corporation, consummated a transaction with American Strategic Minerals Corporation, a Colorado corporation engaged in the acquisition and exploration of properties that may contain uranium mineralization.  American Strategic (Nevada) assumed the business of American Strategic (Colorado) and there was a change in management, including the appointment of Mr. Rector as a director.  Mr. Rector neither formed nor marketed the start-up predecessor to American Strategic Minerals Corporation through December 2011.

Additionally, as discussed in our response to the Commission’s prior Comment 1, Mr. Rector was an officer and director of Nano Holdings International, Inc. n/k/a Nevada Gold Holdings, Inc., then a public shell company, from 2004 to 2008.  In 2008, Nevada Gold Holdings, Inc. engaged in a transaction with Nevada Gold Enterprises, Inc., a gold exploration company, at which point Mr. Rector resigned from all positions.  Mr. Rector was re-appointed subsequently as the Chief Executive Officer, President, Secretary and a director of Nevada Gold Holdings, Inc. in 2009 and served in such positions until May 2011, when he resigned.  Information responsive to the staff’s Comment regarding Mr. Rector and Nano Holdings has been added to the registration statement.

2.
We note your response to our prior Comment 3 and reissue in part. Reference is made to the written materials and video presentation prepared by Astor Investments where certain of your former officers and geologist appeared to discuss your company, previously available at http://astorinvestments.com/members-only/the-ultimate-hedge-stock-tweets.html. We further note that Interactive Investors, Inc. provides services to you. It appears that much of the information which described your business in the materials is not included in the registration statement. Additionally, we note that your registration statement has not been declared effective. Please explain the company's or any of the company's officers or directors roles in the preparation of the referenced materials and the inconsistencies in your disclosures. Lastly, provide us an analysis explaining how the presentation complies with Rule 134 and the exemption from Section 5(c) of the Securities Act of 1933 that you believe is available for this communication. We may have additional Comments.

Response:

Rule 134 governs communications by a company during the registration process of a registered public offering, primarily where a company is offering its securities for sale.  In the instant case, the Company is registering shares of common stock only for resale by certain of its existing shareholders and is not registering shares of its common stock as part of an initial distribution via a public offering. Accordingly, a Rule 134 analysis has not been provided.

The subject presentation was prepared by a consulting firm that provides investor relations services to the Company.  The presentation has been removed from the Astor Investments website.  Further, the information the Staff reviewed regarding the business in the materials is not included in the registration statement as it is deemed not material.

3.
We note your agreement with Interactive Investors, Inc. dated July 5, 2011. Please provide us with a fully executed copy of the agreement. In this regard, we note that the version provided to us previously was not fully executed. We also note that the agreement provided for an investor relations campaign On behalf of the company. Please provide us with copies of all materials, written or otherwise, which were prepared by Interactive Investors, Inc., or any of its affiliates, pursuant to this agreement, the dates the materials were first made public and how long such materials remained public. We may have additional Comments.

Response:

The Company will provide a fully executed agreement to the Commission supplementally as well as materials prepared by Interactive Investors, Inc. under such agreement, including the presentation referenced in Comment #2, which was also prepared by Interactive Investors, Inc., as previously indicated to the Staff.  We understand that the print article was first made available in or about March 2012.

4.
We note your response to our prior Comment 5. Please revise to add a risk factor to discuss any risks associated with your Chief Financial Officer, Mr. Wasserman, never having visited any of your properties, including but not limited to the risks related to your internal controls and procedures.

Response:

The Company has added the requested risk factor.

5.	Please move the location of your financial statements so they are included in the prospectus and are located prior to the back cover page of the prospectus.

Response:

The Company has moved the location of its financial statements so they are included in the prospectus.

Registration Statement Cover Page

6.
We note your response to our prior Comment 6 and reissue in part. Please refer to footnote 1 to the Calculation of Registration Fee table. We note that you are relying On Rule 416(b) of the Securities Act of 1933. Please revise footnote 1 to track the language of that subsection. In this regard, please delete the references to "recapitalizations or other similar transactions."

Response:

The Company has removed the registration fee table and all related footnotes as all fees have been previously paid.

7.	Please revise to include an updated primary standard industrial classification code number on your registration statement cover page.

Response:

The Company has updated its primary standard industrial classification code on its registration statement cover page.

Prospectus Cover Page

8.	We note your response to our prior Comment 7 and we are currently reviewing your response. We may have additional Comments.

Response:

The Company notes the Commission’s Comment number 8.

9.
In light of your response to our prior Comment 7 and the fact that the asset purchase agreement contemplated Continental Resources Group, Inc.'s liquidation and distribution of the shares to Continental's shareholders, please provide us an analysis explaining why the distribution to the shareholders of Continental was not required to be registered at the time the sale of assets was submitted to the shareholders of-Continental for their consent to approve the transaction. Refer to Section 5 and Rule 145 of the Securities Act of 1933.

Response:

The Company maintains that the contemplation of distribution of the Company’s shares to the shareholders of Continental in connection with the liquidation that was approved by Continental’s shareholders was not required to be registered under the Securities Act of 1933 because of the availability of an exemption from registration.  At the time, the sale of assets was submitted to the shareholders of Continental and shareholders holding in excess of 50.1% of the vote of Continental required to approve the sale of all or substantially all the assets (under state law) were deemed to be accredited investors (as defined by Section 405 of the Securities Act) and were sophisticated and therefor the vote (even if deemed to be a separate investment decision) was  exempt from registration afforded by Section 4(2) of the Securities Act.

The Preliminary Note to Rule 145 states “Transactions for which statutory exemptions under the Act, including those contained in Sections 3(a) (9), (10), (11) and 4(2), are otherwise available are not affected by Rule 145”.

On July 22, 2011, the Company purchased substantially all of the assets of Continental in consideration for, among other things, 76,095,215 shares of its Common Stock, which was issued to Continental.  Prior to consummating the transaction, shareholders of Continental holding in excess of 50.1% of Continental’s outstanding common stock approved the transaction.  Continental’s largest shareholders also included various principal stockholders of the Company. The Company reasonably believed that the voting Continental shareholders were accredited investors for the following reasons.  Shortly prior to approving the transaction Continental completed a private placement to all accredited investors each of whom submitted a written investor questionnaire certifying that they were accredited investors.  A large number of the consenting Continental shareholders had participated in the private placement. In addition votes were by various large blocks whose controlling owners were either officers, directors or large shareholders of both companies.

The decision to sell the assets of Continental and effectively reorganize the structure of both the Company and Continental follows a series of strategic decisions by the boards of two companies that shared a large common shareholder base following the decline in the value of uranium as a result of the Fukushima tsunami that occurred shortly after the completion of the Continental private placement described above.  This decision to effectively consolidate the two operating companies and distribute the shares of Pershing was primarily rooted in the Company’s new imperitive as a diversified mining company, Continental’s recent consummation of a large financing and the potential ability of the Company to revitalize Continental’s assets upon a recovery in the uranium market.

Section 4(2) of the Securities Act provides for an exemption from registration involving “transactions by an issuer not involving any public offering”.  Furthermore, the SEC has provided guidelines for the basis of a valid Section 4(2) exemption from registration, including:

•	The company does not use general solicitation or advertising to market the securities;

•	The company may sell its securities to an unlimited number of “Accredited Investors” and up to 35 other purchasers;

•	Companies must decide what information to give to accredited investors;

•	The company must be available to answer questions by prospective purchasers;

•	Financial Statements need to be certified by an independent public accountant; and

•	Purchasers receive “restricted securities”.

In the instant case, the issuance to Continental constituted a transaction by an issuer not involving a public offering.  The Company did not utilize general solicitation or general advertising to sell its securities and the Company issued 76,095,215 shares of restricted common stock to Continental, a single “accredited investor”.  Additionally, at the time of the sale, the Company was fully reporting with the SEC and was current in all filings which included publicly filed financial statements

The Company also relies with respect to the present registration statement on the guidance provided in Division of Corporation Finance’s Interpretations of Rule 145 and Related Matters (February 24, 1974), specifically Illustration A therein which reads as follows:

Illustration A:

Facts: X Company proposes to issue common stock in exchange for the assets of Y Company after Y Company obtains the approval of its several stockholders, as required by state law, with respect to an agreement setting forth the terms and conditions of the exchange and providing for a distribution of the X Company common stock to the Y Company stockholders. X Company has determined that the private offering exemption afforded by Section 4(2) of the Act would be available for the transaction.

Question: In light of Rule 145, may X Company choose between relying upon the private offering exemption available under Section 4(2) and registering the securities to be issued in the transaction on Form S-14?

Interpretative Response: Yes, X Company may choose between relying upon the private offering exemption available under Section 4(2) and registering the securities to be issued in the transaction on Form S-14. Rule 145 does not affect statutory exemptions which are otherwise available. However, by virtue of Rule 145(a)(3)(B), X Company may register the securities to be issued in the transaction on Form S-14 so that an affiliate of Y Company would be able to resell immediately his securities pursuant to the registration statement, if such resales are so disclosed in the registration statement, or subject to the limitations referred to in Rule 145(d).

In the foregoing illustration, as in the instant case, X Company is purchasing substantially all of the assets of Y Company in consideration for shares of X Company to be distributed to the shareholders of Y Company.  The Commission has clearly stated its position that an exemption from registration available under Section 4(2) can be relied upon in an asset-for stock sale and that the secondary registration of such shares is available for the resale or distribution of such shares which were initially issued pursuant to an exemption.

Based on the foregoing, the Company believes a valid exemption from registration existed at the time of the transaction, precluding the requirement that registration on Form S-4 was required at the time the transaction was submitted to the Continental shareholders for approval, in accordance with Rule 145.

Prospectus Summary, page l

Overview, page 1

10.	We note your response to our prior Comment 10. In one of-your introductory paragraphs on page 1, please revise to disclose your net losses for your last fiscal year and most recent interim period.

Response:

The Company has revised to disclose in the second introductory paragraph its net losses for year ended December 31, 2011 and quarterly period ended June 30, 2012.

Business Strategy, page 1

11.
We note your disclosure in the first paragraph that you will require external funding to pursue your exploration programs. We also note your disclosure in the Relief' Canyon Properties section on page 1 that your 2012 exploration program is estimated to cost approximately $2.2 million. Please revise the last sentence to quantify the total external funding needed to pursue your proposed exploration program for your Relief Canyon properties, not just for fiscal year 2012, and to clarify whether you have the funds necessary to execute your 2012 exploration program. Please also revise here to clarify that you will require external funding not only to pursue your exploration programs but also to maintain your operations beginning in 2013. In this regard, we note your disclosure in the second risk factor on page 4. Please also revise the second risk factor on page 4 accordingly.

Response:

The Company has revised the disclosure to (i) quantify the total external funding needed to pursue our proposed exploration program for our Relief Canyon properties through the end of 2013, (ii) clarify that we expect to have the funds necessary to execute our 2012 exploration program, and (iii) clarify that we will require external funding not only to pursue our exploration programs but also to maintain our operations beginning in 2013. The Company has also revised the second risk factor

12.	Please revise the last sentence of the second paragraph to clarify that there is no assurance you will be able to raise capital on acceptable terms or at all.

Response:

The Company has revised the disclosure as requested.

Relief Canyon on Properties, page 1

13.	Please revise the first paragraph to briefly discuss in greater detail your 2012 exploration program and disclose the steps that you have taken as part of this program.

Response:

The Company has revised the disclosure to briefly discuss in greater detail our 2012 exploration program and disclosed the steps that we have taken as part of this program

14.
We note your disclosure in the first paragraph that if you obtain additional external funding, you intend to expand your 2012 exploration program. Please revise to quantify the total external funding needed to expand your exploration program and to briefly discuss your proposed expanded exploration program and how that differs from your-2012 exploration program as currently disclosed.

Response:

The Company has revised its disclosure to remove the language about expanding the 2012 exploration program. Since we are about to commence the fourth quarter, we do not expect our 2012 exploration program to change between now and the end of the year.

Financial Results, page 2

15.
We note that your burn rate does not include "exploration" costs even though your 2012 exploration program has commenced. Your current burn rate does not appear to accurately reflect the substantial costs of the exploration program. Please revise to include the estimated exploration costs or explain to us why such disclosure is not necessary.

Response:

The Company has revised its disclosure to include estimated exploration costs in the Prospectus Summary section as disclosure added per our response to Comment 11.

Risk Factors, page 3

We are an exploration stage company, page 3

16.	Please revise the risk factor and risk factor heading to disclose your net losses.

Response:

The Company has revised the disclosure in this risk factor as requested.

The mining industry is capital intensive and we may be unable to raise necessary funding, page 4

17.
We note that the various costs disclosed in this risk factor do not appear to align with the costs disclosed in the Prospectus Summary on page 1. For example, we note that you disclose that your 2012 exploration program is estimated to cost approximately $2.2 million and that your burn rate is $280,000 per month. Please reconcile your various cost estimates.

Response:

The Company has reconciled the disclosure in this risk factor with the cost estimates in the Prospectus Summary section and throughout the Amended Registration Statement on Form S-1.

We must make annual lease payments, page 5

18.
We note your response to our prior Comment 22 and reissue. Please revise here to quantify your annual claim maintenance payments to the U.S. Bureau of Land Management and any other material payments to state or county entities.

Response:

The Company has revised the disclosure in this risk factor to quantify our annual claim maintenance payments to the U.S. Bureau of Land Management and any other material payments to state or county entities.

Our property title may be challenged, page 6

19.
We note your disclosure on page 38 that you are currently involved in litigation related to your acquisition of the Relief Canyon Mine property. Please revise this risk factor or add a new risk factor to discuss this litigation and any associated risks.

Response:

The Company has revised the disclosure in this risk factor to discuss this litigation and associated risks.

Our directors and executive officers lack significant experience, page 7

20.
Please revise the risk factor to disclose the risks that your Chief Financial Officer does not have any professional experience or technical education in the mining industry. We note your response to our prior Comment 15.

Response:

The Company has revised the disclosure to add a risk factor on the risks that our Chief Financial Officer does not have any professional experience or technical education in the mining industry

There is currently a very limited trading market for our common stock, page 11

21.
We note your response to our prior Comment 23 and reissue. Reference is made to the "investor relations campaigns" described in the first paragraph. Please provide us with any promotional and sales materials you used or intend to use since the filing of this registration statement. In addition, please tell us whether the materials used meet or will meet the requirements of Securities Act Section 10 as well as how you complied or intend to comply with Securities Act Section 5 and Rule 433 of Regulation C. Please tell us in greater detail the types of promotional and sales materials you used or will use, how and when you distributed or will distribute such material, and whether any written communications that were or may not be preceded or accompanied by this prospectus complied or will comply with Securities Act Rule 134. For each of your past campaigns and any future campaigns, provide the requested analysis. For example, you note that you have filed the presentations on Form 8-K. Explain to us how you complied with the above-referenced rules and regulations.

Response:

Except for online links to the print article which is being provided supplementally to the Staff in response to Comment 3 herein, and as elsewhere described herein, the Company has not nor does it plan on utilizing any promotional or investor relations materials.

Use of Proceeds, page 12

22.	We note that you have multiple selling stockholders. Please revise the disclosure accordingly.

Response:

The Company has revised the disclosure in the “Use of Proceeds” section to reflect that   there are multiple selling stockholders.

Management's Discussion and Analysis of Financial Condition, page 14

For the three months ended March 31, 2012 and March 31, 2011, page 17

23.
In light of the fact that the company has recently acquired and disposed of a number of properties, we believe it would be beneficial to provide a table of contractual obligations to disclose the debt and obligations of the company as of the end of the most recent interim period. Please revise accordingly.

Response:

The Company has revised its Management’s Discussion and Analysis of Financial Condition to include a table of contractual obligations in accordance with the Commission’s Comment 23.

Liquidity and Capital Resources, page 20

24.
We note your response to our prior Comment #30 and reissue. We note your disclosures throughout this filing that you only have sufficient capital to fund operations and to pursue your exploration program through the end of 2012 and that beginning in 2013 you will need to raise external funding to maintain your operations and to pursue your exploration programs in the future. Please revise this section to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements, the timing of such demands, and the impact on the company if the funding cannot be obtained. In this regard, we note that your current disclosure is focused solely on 2012 and does not address your monthly burn rate or any operations or exploration programs beyond 2012. This section should present investors with a clear picture of your liquidity position to include amounts necessary to fund your operations and exploration program in the short and long term. Please revise and to the extent applicable reconcile your disclosure in this section with the disclosure in the Liquidity and Capital Resources section on page 24.

Response:

The Company has revised this section to quantify our expected near term, i.e. through the end of 2012, and long term, i.e. through the end of 2013, financing requirements and the impact on the company if the funding cannot be obtained.  We also reconciled this disclosure with in this section with the disclosure in the Liquidity and Capital Resources section.

Business and Properties, page 30

Corporate Structure, page 30

25.
We note your disclosure in the second sentence that Pershing Gold Corporation owns directly and plans to explore other gold exploration properties adjacent to the Relief Canyon Mine property. Please revise to clarify that these other properties include the Pershing Pass and Relief Canyon Expansion properties.

Response:

The Company has revised the disclosure in this sentence as requested.

Business Strategy, page 30

26.	Please revise to substantiate the claim that your properties have "known mineralization." Also explain what is an "advanced stage of exploration."

Response:

The Company has revised the disclosure to substantiate the claim that our Relief Canyon Mine property has “known mineralization”: in the section “Business and Properties–Relief Canyon Properties—Relief Canyon Mine Property—History of Previous Operations”, the Company added the sentence, “Because gold has been produced on the Relief Canyon Mine property, it has “known mineralization.”  In addition, since our predecessor FirstGold had a National Instrument 43-101 technical report by engineering firm Mine Development Associates that calculated inferred and indicated resource of 248,000 ounces of gold, we use the term “advanced stage of exploration.”

In addition, the Company has revised the disclosure to state that we seek projects that have previously undergone some drilling and are potentially resources that in our view are under-explored, i.e. an advanced stage of exploration.  We are not actively considering projects that are early stage with little or no drilling.

Relief Canyon Properties, page 32

Rock Formations and Mineralization, page 33

27.
We note your response to our prior Comment #45 and reissue. Please revise to provide the source of your disclosure in this section. In this regard, we note that you provided the source of your disclosure in your response letter but did not revise this section to also provide the source.

Response:

The Company has revised the disclosure in this section to provide the source of the disclosure.

2011 Drill Program, page 33

28.
We note that your disclosure in the first paragraph references a map with respect to the North, Southwest and Range Front exploration targets. Please include the referenced map or revise this section as applicable.

Response:

The Company has revised the disclosure to remove reference to the map in this sentence.

2012 Exploration Program, page 33

29.
We note that your exploration program only contemplates exploration activities in 2012. Please advise, with a view towards revised disclosure in this section and throughout the registration statement, if you have any follow-on exploration plans for 2013.

Response:

The Company has revised the disclosure to include exploration plans for 2013 in the section “Business and Properties—Relief Canyon Properties--2012 and 2013 Exploration and Facilities Recommissioning Programs.”

30.
We note your disclosure in the first paragraph that your 2012 exploration program is estimated to cost approximately $2.2 million. We also note that the detailed costs disclosed for the Relief Canyon Mine, Pershing Pass and Relief Canyon Expansion properties totals $2.9 million. Please reconcile.

Response:

The Company has revised the disclosure to reconcile the estimated exploration costs.  The 2012 exploration program is estimated to cost approximately $4.8 million.

31.
We note your disclosure that if you obtain additional external financing you will expand your 2012 exploration program. Please revise to discuss in greater detail your proposed expanded exploration plans to include scope of work, anticipated timing and costs.

Response:

The Company has revised its disclosure to remove the language about expanding the 2012 exploration program. Since we are about to commence the fourth quarter, we do not expect our 2012 exploration program to change between now and the end of the year.

32.	We note that certain milestones in your 2012 exploration program have passed. In this regard, we note the references to April 2012 and mid-June. Please revise this section as applicable.

Response:

The Company has revised the disclosure to update this section through September 2012.

Part II

Item 16. Exhibits and Financial Statements, page 74

33.
We note that this is not an underwritten offering. Please advise why you have included and annotated that an Exhibit 1.1 captioned "Underwriting Agreement" and an Exhibit 4.1 captioned "Form of Underwriting Warrant" will be filed by amendment.

Response:

Exhibits 1.1 and 4.1 were included in error and have been removed from the Exhibit Table.

Financial Statements, page F-1

34.
We note your reference to Form 10-Q for the quarterly period ended March 31, 2012. We also note that these unaudited interim financial statements are being included in a Form S-1. Please revise your introductory heading as applicable.

Response:

The Company has revised the introductory heading in accordance with the Commission’s Comment 34.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner

Harvey Kesner

cc:	Stephen Alfers Deborah Friedman, Esq.